Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement of Enveric Biosciences, Inc. on Form S-1 (File No. 333-275380) of our report dated March 31, 2022, with respect to our audit of the consolidated financial statements of Enveric Biosciences, Inc. as of and for the year ended December 31, 2021 appearing in Amendment No. 1 of the Annual Report on Form 10-K of Enveric Biosciences, Inc. for the year ended December 31, 2022. We also consent to the reference to our firm under the heading “Experts” in this Registration Statement. We were dismissed as auditors on September 20, 2022 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference for the periods after the date of our dismissal.

/s/ Friedman LLP

Friedman LLP

East Hanover, New Jersey

December 1, 2023